UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2011

Commission File Number: 001-33340

TONGJITANG CHINESE MEDICINES COMPANY
(Translation of Registrant's name into English)

5th Floor, Block B Nanshan Medical Device Park 1019 Nanhai Avenue, Shekou, Nanshan District Shenzhen, 518067 Guangdong Province People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under the cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934. Yes ☐    No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________.

On April 14, 2011, Tongjitang Chinese Medicines Company (the “Company”), completed its merger (the “Merger”) with Tonsun International Company Limited, a Cayman Islands exempted company (“Merger Sub”), pursuant to the agreement and plan of merger (the “Merger Agreement”) dated as of October 29, 2010, as amended on February 21, 2011, by and among the Company, Merger Sub, Hanmax Investment Limited, a British Virgin Islands business company (“Hanmax”), and Fosun Industrial Co., Limited, a company incorporated in Hong Kong (“Fosun”). As a result of the Merger, the Company became a wholly-owned subsidiary of Hanmax and Fosun. Hanmax is an affiliate of Mr. Xiaochun Wang, chairman of the board of directors and chief executive officer of the Company.

At the effective time of and as a result of the Merger, each outstanding ordinary share of the Company, par value $0.001 per share (“Share”) (other than Shares held by Hanmax or Fosun or any of their respective subsidiaries or Shares as to which shareholders have validly exercised and have not effectively withdrawn or lost their appraisal rights under Section 238 of the Cayman Companies Law) was automatically converted into the right to receive $1.125 in cash, without interest and less any applicable taxes, and each American Depositary Share, or ADS (each of which represents four ordinary shares) (other than ADSs held by Hanmax or Fosun or any of their respective subsidiaries), was automatically converted into the right to receive $4.50 in cash per ADS without interest and less any applicable taxes. Options and awards to acquire Shares outstanding immediately prior to the consummation of the Merger were cancelled and converted into the right to receive an amount in cash equal to the total number of Shares subject to the option or award immediately prior to the effective time of the Merger multiplied by the excess, if any, of the per share Merger consideration over the exercise price per share of such option or award, as applicable.

The foregoing summary does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, as amended, which is filed as Exhibits 2.1 and 2.2 to this Report on Form 6-K and are incorporated herein by reference.

In connection with completion of the Merger on April 14, 2011, the Company has notified the New York Stock Exchange (the “NYSE”) that the Merger has been completed, and requested that trading of the Company’s ADSs on the NYSE be suspended.  In addition, an application on Form 25 will be filed with the Securities and Exchange Commission to remove the Company’s ADSs from listing on the NYSE and from registration under Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Company intends to file a certification on Form 15 requesting that its reporting obligations under Sections 13 and 15(d) of the Exchange Act be terminated.

On April 15, 2011, the Company issued a press release announcing the completion of the Merger and the Company’s intent to delist its shares from listing on the NYSE. A copy of the press release is filed as Exhibit 99.1 to this Report on Form 6-K and is incorporated herein by reference.

Upon the effective time of the Merger, the Company’s shareholders immediately prior to the effective time of the Merger ceased to have any rights as shareholders in the Company (other than their right to receive the merger consideration).

Pursuant to the terms of the Merger Agreement, as of the effective time of the Merger on April 14, 2011, each member of the Company’s board of directors resigned from the board of directors of the Company and the members of the board of directors of Merger Sub immediately prior to the effective time of the Merger became the members of the board of directors of the Company.  In addition, as of the effective time of the Merger, the officers of Merger Sub immediately prior to the effective time of the Merger became the officers of the Company, the surviving company in the Merger.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: April 15, 2011

TONGJITANG CHINESE MEDICINES COMPANY

By:	/s/ Justin Chen
Justin Chen
Chief Operating Officer

EXHIBIT INDEX

Exhibit Number	Description
2.1
Agreement and Plan of Merger dated as of October 29, 2010, by and among Tongjitang Chinese Medicines Company, Fosun Industrial Co., Limited, Hanmax Investment Limited and Tonsun International Company Limited (incorporated by reference to Annex A to Exhibit 99.1 to the Transaction Statement on Schedule 13E-3 filed on February 23, 2011).

2.2
Amendment No. 1 to Agreement and Plan of Merger, dated as of February 21, 2011, by and among Tongjitang Chinese Medicines Company, Fosun Industrial Co., Limited, Hanmax Investment Limited and Tonsun International Company Limited, incorporated herein by reference to Annex A to the Proxy Statement (incorporated by reference to Annex A to Exhibit 99.1 to the Transaction Statement on Schedule 13E-3 filed on February 23, 2011).

99.1	Press release, dated April 15, 2011, entitled “Tongjitang Chinese Medicines Company Announces Closing of Merger and Intent to Delist from the NYSE.”